Exhibit 99.1

press release
ArcelorMittal has published a convening notice for its Annual General Meeting and Extraordinary General Meeting of shareholders to be held on 5 May 2026
3 April 2026, 8.00am CET

ArcelorMittal (the ‘Company’) announces the publication of the convening notice for its Annual General Meeting and Extraordinary General Meeting of shareholders (the “General Meetings”), which will be held on 5 May 2026 at 11:00 a.m. CET at the Company’s registered office, 24-26, boulevard d’Avranches, L-1160 Luxembourg, Grand-Duchy of Luxembourg.

The ArcelorMittal shareholders entitled to vote at the General Meetings will be those who are shareholders on the record date of 21 April 2026 at midnight (24:00 hours CET) (the “Record Date”).

The Annual General Meeting’s agenda includes the re-election of Mr. Lakshmi Niwas Mittal, Mr. Aditya Mittal, Mr. Michel Wurth and Mr. Etienne Schneider as directors of ArcelorMittal’s Board (“Board of Directors”) as well as the nomination for election to the Board of Directors of Mr. Roy Harvey, former President and CEO of Alcoa.

The Extraordinary General Meeting agenda includes a renewal of the authorisation to the Board of Directors to issue and cancel shares under certain conditions as well as certain routine amendments reflecting changes in legislation.

The convening notice, the Annual Report 2025, the Form 20-F 2025, the voting forms and all other meeting documentation, including further details about the above-mentioned items presented for approval will be available on ArcelorMittal's website, https://corporate.arcelormittal.com/investors/equity-investors/shareholder-events.

Shareholders may obtain a soft copy of such documentation by making a request by e-mail to investor.relations@arcelormittal.com unless they specify that they would like to receive free of charge a hard copy by mail (in which case they should provide the relevant postal address).

ENDS

About ArcelorMittal

ArcelorMittal is one of the world’s leading integrated steel and mining companies with a presence in 60 countries and primary steelmaking operations in 14 countries. It is the largest steel producer in Europe, among the largest in the Americas, and has a growing presence in Asia through its joint venture AM/NS India. ArcelorMittal sells its products to a diverse range of customers including the automotive, engineering, construction and machinery industries, and in 2025 generated revenues of $61.4 billion, produced 55.6 million metric tonnes of crude steel and, 48.8 million tonnes of iron ore. Our purpose is to produce smarter steels for people and planet. Steels made using innovative processes which use less energy, emit significantly less carbon and reduce costs. Steels that are cleaner, stronger and reusable. Steels for the renewable energy infrastructure that will support societies as they transform through this century. With steel at our core, our inventive people and an entrepreneurial culture at heart, we will support the world in making that change.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS). http://corporate.arcelormittal.com/

ArcelorMittal Investor Relations contact information
General	+44 20 7543 1128
Retail	+44 20 3214 2893
Bonds/Credit	+33 171 921 026
Bonds/Credit	+33 171 921 026

ArcelorMittal Corporate Communications contact information
Paul Weigh
Tel:	+44 20 3214 2419
E-mail	press@arcelormittal.com